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RECEIVED FEB 27 2004 WASH. D.C. 158 MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaview Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street, 4th Floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell Pollack (212) 331-7872

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC

(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt, Blvd., Suite 516, Garden City, NY 11530

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaview Securities LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~Chris Wilkerson~~
Notary Public, State of New York
~~No. 01WI6074356~~
Qualified in New York County
Commission Expires May 13, 20 06

[signature]
Signature

Managing Director (Member)
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAVIEW SECURITIES LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2003

SEAVIEW SECURITIES LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT dated February 16, 2004

100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

JANOVER RUBINROIT
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Seaview Securities LLC

We have audited the accompanying statement of financial condition of Seaview Securities LLC as of December 31, 2003 pursuant to rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 16, 2004

SEAVIEW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 65,874
Securities equities, at market value	387,628
Note receivable - Member	182,168
Accounts receivable	30,000
Property and equipment, net of accumulated depreciation of $3,477	10,638
Security deposit	15,000
Deferred tax asset	5,355
Prepaid expenses and other assets	577
	$ 697,240

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 34,027
Deferred income taxes	14,930
	48,957
Commitments and contingencies	
Members' equity	648,283
	$ 697,240

The accompanying notes are an integral part of the financial statements.

SEAVIEW SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS ORGANIZATION:

Seaview Securities LLC (the "Company") is a Delaware Limited Liability Company that was formed on February 3, 2003. Effective September 4, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business is comprised of private placement transactions and acting as a financial and/or strategic advisor to public and private companies, with its primary focus in the biotechnology industry, for which it earns fee income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash equivalents

Cash equivalents include highly liquid instruments with a maturity of three months or less.

Allowance for doubtful accounts

Bad debts are provided for under the allowance method based upon analyses of open accounts and their expected collectibility.

Property and equipment

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives.

The Company's fixed assets represent computer equipment, which is being depreciated over a useful life of three years. At December 31, 2003, the cost and accumulated depreciation of these assets is $14,115 and $3,477, respectively.

Revenue and expense recognition

The Company records fee income and related expenses when incurred.

The Company records fee income as it achieves certain performance thresholds required under agreements.

Unrealized gains are measured by the difference between the fair value on date of acquisition and the fair value at December 31, 2003, on positions held by the company during the year.

Income taxes

No provision has been made for federal income taxes. The Company is treated as a Partnership under the Internal Revenue Code and applicable state tax codes. The Company's members include the operations of the Company in their individual income tax returns and will pay all Federal and applicable state taxes. A provision has been made for unincorporated business taxes in New York City.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3- SECURITIES EQUITIES:

Securities equities are classified as trading securities and are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

As part of the Company's compensation for services rendered to ConjuChem Inc., ("CC"), 200,000 fully-paid vested options to purchase shares of CC stock were received. Per the Agreement between the Company and CC, the exercise price of the options shall be the closing stock price of CC as of the date of the Agreement, February 10, 2003. 100,000 options vested immediately at the time of the Agreement, with the remaining vesting at a later date, based on stipulations as outlined in the Agreement. Such options shall be exercisable, in whole or in part, for a period of ten years following their issue date. On the date the options were granted, the Company recorded the securities at market using a black-scholes calculation, and recognized fee income of $25,000. The Company has recorded an unrealized gain of $362,628, which is based on the difference between the value of the options on date of grant, $25,000, and the value of the options at December 31, 2003, $387,628. These options were exercised and sold subsequent to year-end. (see Note 8).

NOTE 4- NOTE RECEIVABLE – MEMBER:

During 2003, a Member of the Company issued several notes to the Company in lieu of cash capital contributions. The notes bear simple interest at a rate of 5% per annum from date of issue. Principal and interest are due March 1, 2004. Any unpaid principal after this due date shall accrue interest at a rate of 10% per annum until paid. At December 31, 2003, the balance of the note and accrued interest was $180,000 and $2,168, respectively.

NOTE 5- NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 8:1. At December 31, 2003, the Company had regulatory net capital of $16,917, which was $11,917 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.89:1.

NOTE 6- COMMITMENTS AND CONTINGENCIES:

Employment agreements

The Company has an employment agreement with its one employee. The agreement provides for minimum salary levels as well as incentive bonuses, which are payable if specified performance goals of the Company are achieved.

NOTE 6 - COMMITMENTS AND CONTINGENCIES: (Continued)

Lease

On July 1, 2003, the Company entered into a lease agreement whereby it leases its office space, including furnishings, fixtures, and equipment. The lease calls for monthly rent of $7,500 and other miscellaneous charges, as stipulated in the lease. The lease does not call for rent escalations and expires on June 30, 2004 with the option of renewal by the tenant and the landlord of no less than six months from expiration date. Rent expense for the year ended December 31, 2003 was $45,000. The Company's minimum lease obligation at December 31, 2003 is $45,000, for the year ending December 31, 2004.

Fee income contracts

The Company has entered into a contract to provide its services for a $180,000 retainer fee. Such fee is payable in monthly installments of $30,000. At December 31, 2003, the first installment is included in accounts receivable. The last payment under this agreement will be in May 2004. The contract expires in December 2004.

NOTE 7 - INCOME TAXES:

A reconciliation of income taxes provided at the statutory rate to the Company's effective rate is as follows:

Tax at statutory rate	$9,114
Permanent differences	461
	$9,575

The following temporary differences give rise to the deferred tax liability as of December 31, 2003:

Unrealized gain on securities equities	$362,628
Depreciation, excess of tax over financial reporting	10,638
	$373,266

The deferred tax liability comprises the following as of December 31, 2003:

Unrealized gain on securities equities	$14,505
Depreciation, excess of tax over financial reporting	425
	$14,930

The Company has a deferred tax asset of $5,355 arising from the deferral of unrealized gain on securities equities. The asset has been recognized due to the sale of these securities in January 2004. (see Note 8).

NOTE 8 – SUBSEQUENT EVENT:

In January 2004, the Company exercised the 100,000 options they received from CC (see Note 3), and sold the stock for approximately $675,000 resulting in a gain of approximately $253,000.

The Company's Members contributed additional capital in January 2004, in the amount of $15,000 each. One Member's contribution was in the form of a note rather than cash. The note is due March 1, 2004.